Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal, QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES RESTATES US GAAP RECONCILIATION NOTE

MONTREAL, Canada, March 16, 2007 – Richmont Mines Inc. (AMEX and TSX: RIC) announced today the restatement of its United States generally accepted accounting principles ("US GAAP") reconciliation note with respect to the presentation of exploration and development costs incurred on its East Amphi and Island Gold projects for the years ended December 31, 2005 and 2004.

This restatement only pertains to the Company’s US GAAP reconciliation note and has no impact on Richmont’s previously reported financial results in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). This US GAAP restatement does not impact the Company’s operations, cash flow or available cash and cash equivalents.

The Company reports in accordance with Canadian GAAP and provides note disclosure in its annual financial statements with respect to a reconciliation of net loss, and shareholders’ equity of Canadian GAAP to US GAAP. Under Canadian GAAP, development costs incurred on properties for which mineral resources have the potential of being economically recovered are capitalized. Under US GAAP, as interpreted by United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit has been established, which generally requires the preparation of a bankable feasibility study, should be expensed as incurred and such property should be classified as exploration property.

In concert with its auditors and after having obtained approval from its board of directors, the results for the 2005 and 2004 financial years under US GAAP have been restated to properly account for costs relating to the East Amphi and Island Gold properties. The East Amphi and Island Gold projects that were improperly considered as being at the development stage prior to 2006, for US GAAP purposes, have been reclassified as exploration stage properties and the related capitalized costs have been charged to earnings. Accordingly, for the 2005 financial year, the Company increased its net loss under US GAAP from previously disclosed results by $3,585,656 from a loss of $27,456,697 to $31,042,353 representing a difference of $0.20 per share, and for the 2004 financial year, the Company realized a net loss of $5,571,748 rather than the previously disclosed net earnings of $613,439 representing a difference of $6,185,187 or $0.39 per share. The shareholders’ equity decreased as at December 31, 2005 by $9,823,840 and December 31, 2004 by $6,238,184.

The Company will present a restatement of its US GAAP reconciliation note with respect to the years ended December 31, 2005 and 2004 as part of its 2006 annual financial statements reported in accordance with Canadian GAAP.

Because of this restatement, the US GAAP reconciliation note in the Company’s previously filed annual financial statements with respect to the years ended December 31, 2004 and 2005 should not be relied upon.

As part of its Sarbanes-Oxley certification requirement for 2006, the Company’s management identified that the process related to the preparation of financial information under US GAAP for years prior to 2006 required improvement. Accordingly, the Company has improved its process to ensure that significant elements of US GAAP are taken into consideration in the preparation of the related information. The Company’s process now includes the preparation, review and update of a US GAAP checklist and consultation with industry experts.

Martin Rivard
President and Chief Executive Officer

Disclosure Regarding Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

For more information, please contact:

Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLC

Telephone:(514) 397-1410	Telephone:(716) 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Trading symbol: RIC	Listings: TSX-AMEX

Web Site: www.richmont-mines.com